May 12, 2025

Christopher Hemmeter
Chief Executive Officer
Thayer Ventures Acquisition Corp II
25852 McBean Parkway
Suite 508
Valencia, CA 91355

       Re: Thayer Ventures Acquisition Corp II
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 9, 2025
           File No. 333-285830
Dear Christopher Hemmeter:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note that you have revised your disclosure of the amount to be reimbursed by the underwriters. Please reconcile the $2,000,000 reimbursement amount with the reference to 2.0% of the aggregate gross proceeds of the Offering, less $1,625,000 in clause 3.9 of Exhibit 1.1. Clarify how you determined such amounts both without the over-allotment option and including the exercise of such option. Dilution, page 92

2. We refer you to the presentation of NTBV redemption scenario disclosures on page
       93. There appear to be presentation errors within your table of information. For example, within your numerator amounts, the redemption amounts in the 100% of
 May 12, 2025
Page 2

      maximum redemption column appear to be missing brackets and the deferred underwriting commission for the full over allotment amount within the
100% of
      maximum redemption column appears to be inconsistent with the other scenarios. In addition, it appears the row of amounts for total in your numerator calculation does not equal to the actual totals computed with the amounts shown. Please clarify and/or revise accordingly to ensure the information presented is accurate and consistent with disclosures throughout your filing.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   John T. McKenna, Esq.